Exhibit 99.1
Barclays Bank PLC
This exhibit includes portions from the previously published Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2025, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC

Barclays Bank PLC

Notes
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group or Barclays. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2025 to the corresponding six months of 2024 and the balance sheet analysis is as at 30 June 2025 with comparatives relating to 31 December 2024. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.
The information in this announcement, which was approved by the Board of Directors on 28 July 2025, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
The Barclays Bank Group is a frequent issuer in the debt capital markets, including in the US and the EU, and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, the Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. The Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Barclays Bank Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (“ESG”) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Barclays Bank Group operates, including as a result of the adoption of anti-ESG rules and regulations, or other forms of governmental and regulatory action against ESG policies; environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy following the US elections in 2024; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Barclays Bank Group’s reputation, business or operations; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays Bank PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	1

Financial Review
Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank within the Barclays Group. The Barclays Bank Group comprises Barclays UK Corporate Bank (UKCB), Barclays Private Bank and Wealth Management (PBWM), Barclays Investment Bank (IB) and Barclays US Consumer Bank (USCB). Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.

Barclays Bank Group results for the half year ended
	30.06.25	30.06.24
	£m	£m	% Change
Total income	11,082	9,694	14
Operating costs	(6,255)	(6,065)	(3)
UK regulatory levies	(53)	(66)	20
Litigation and conduct	(59)	(56)	(5)
Total operating expenses	(6,367)	(6,187)	(3)
Other net income	—	1
Profit before impairment	4,715	3,508	34
Credit impairment charge	(875)	(831)	(5)
Profit before tax	3,840	2,677	43
Tax charge	(778)	(520)	(50)
Profit after tax	3,062	2,157	42

Attributable to:
Equity holders of the parent	2,675	1,735	54
Other equity instrument holders	387	422	(8)
Attributable profit	3,062	2,157	42

	As at 30.06.25	As at 31.12.24
Balance sheet information	£bn	£bn	% Change
Cash and balances at central banks	200.1	180.4	11
Loans and advances at amortised cost to customers	133.3	136.0	(2)
Trading portfolio assets	186.2	166.2	12
Financial assets at fair value through the income statement	216.6	191.8	13
Derivative financial instrument assets	279.7	292.4	(4)
Total assets	1,297.3	1,218.5	6
Deposits at amortised cost from customers	306.7	306.1	—
Financial liabilities designated at fair value	315.8	279.8	13
Derivative financial instrument liabilities	265.3	279.3	(5)

	As at 30.06.25	As at 31.12.24
Capital and liquidity metrics
Common equity tier 1 (CET1) ratio[1,2]	12.7%	12.1%
Total risk weighted assets (RWAs) (£bn)[1,2]	219.1	223.6
UK leverage ratio (sub-consolidated)[2,4]	5.6%	5.8%
Barclays Bank PLC DoLSub Liquidity Pool (£bn)	220.2	179.3
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[3]	153.8%	147.9%
Net stable funding ratio	114.2%	111.9%

1Barclays Bank PLC’s capital and RWAs are regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to Treasury and Capital Risk on page 23.
22024 comparatives for Capital, RWAs and leverage have been calculated applying the IFRS 9 transitional arrangements in accordance with CRR. Effective from 1 January 2025, these IFRS9 transitional arrangements no longer applied. For further information, refer to Treasury and Capital Risk on page 23.
3Represents the average of the last 12 spot month end ratios. From June 2025, Barclays Bank PLC is prospectively implementing a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR). In addition, prior period comparators in the LCR have been re-presented to reflect a separate change to the calculation of outflows from certain secured financing transactions. See page 21 for additional information.
4Leverage minimum requirements for Barclays Bank PLC are set at sub-consolidated level and as a result, the leverage disclosure above is for Barclays Bank PLC sub-consolidated. For further information, refer to Treasury and Capital Risk on page 23.

Barclays Bank PLC	2

Financial Review
Income Statement - H125 compared to H124
The Barclays Bank Group’s profit before tax increased 43% to £3,840m driven by increased income in Global Markets within IB and by the non-recurrence of the prior year loss on sale of the performing Italian mortgage portfolio in Head Office.

The Barclays Bank Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses.

Refer to Note 2 Segmental Reporting for the Barclays Bank Group results by reporting segments.
•Total income increased 14% to £11,082m (H124: £9,694m)
–IB income increased 12% to £7,353m (H124: £6,559m) from higher income in Global Markets driven by increased volatility and client activity, in addition to higher income from deposit balance growth in the International Corporate Bank. This was partially offset by a decrease in Investment Banking income primarily from a strong prior year comparator in Equity Capital Markets, which included fees booked on a large UK rights issue in Q224. The overall increase includes FX adversity
–UKCB income increased 13% to £1,035m (H124: £912m) driven by higher average deposit and lending balances, and higher structural hedge income
–USCB income increased 1% at £1,701m (H124: £1,691m) driven by business growth and increased purchase activity, partially offset by FX adversity
–PBWM income increased 11% to £717m (H124: £648m), driven by growth in deposit, invested assets and loan balances from net new inflows and market movements, along with higher transactional activity
–Head Office income increased to £276m (H124: £116m expense) primarily reflecting the non-recurrence of the prior year loss on sale of the performing Italian mortgage portfolio and higher income from the hedge accounting gains. This was partially offset by the impact of the disposal of the German consumer finance business in Q125

•Total operating expenses increased 3% to £6,367m (H124: £6,187m) reflecting higher investment spend and the impact of inflationary headwinds, partially offset by efficiency savings and the favourable impact of FX

•Credit impairment charges were £875m (H124: £831m) informed by broadly stable delinquencies in US cards, elevated US macroeconomic uncertainty including a post model adjustment booked in Q125 and single name charges in the Investment Bank. The USCB total coverage ratio was 11.6% (December 2024: 11.4%)

•The effective tax rate (ETR) was 20.3% (H124: 19.4%)

Barclays Bank PLC	3

Financial Review
Balance sheet, capital and liquidity

30 June 2025 compared to 31 December 2024
•Cash and balances at central banks increased £19.7bn to £200.1bn driven by deposit growth across the businesses and increased wholesale funding
•Loans and advances at amortised cost to customers decreased £2.7bn to £133.3bn as growth in customer lending in UKCB was more than offset by the strengthening of spot GBP against USD
•Trading portfolio assets increased £20.0bn to £186.2bn driven by increased trading activity in debt securities to facilitate client demand in Global Markets partially offset by the strengthening of spot GBP against USD
•Financial assets at fair value through the income statement increased £24.8bn to £216.6bn driven by increased secured lending partially offset by the strengthening of spot GBP against USD. Financial liabilities designated at fair value increased £36.0bn to £315.8bn driven by increased secured borrowing partially offset by the strengthening of spot GBP against USD
•Derivative financial instrument assets and liabilities decreased £12.7bn to £279.7bn and £14.0bn to £265.3bn respectively primarily driven by a reduction in mark-to-market on FX derivatives and the strengthening of spot GBP against USD, partially offset by an increase in equity derivatives

•Deposits at amortised cost to customers increased £0.6bn to £306.7bn driven by growth in deposits across businesses, partially offset by the strengthening of spot GBP against USD
•The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2025 was 12.7% (December 2024: 12.1%), which is above regulatory capital minimum requirements

•RWAs decreased by £4.5bn to £219.1bn (December 2024: £223.6bn) primarily driven by the strengthening of spot GBP against USD, partially offset by higher client lending limits and growth in lending balances in UKCB
•The Liquidity Pool increased to £220.2bn (December 2024: £179.3bn) primarily driven by deposit growth across the businesses and term wholesale funding. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 153.8% (December 2024: 147.9%)
Other matters

•Disposal of German consumer finance business: In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG

•Long-term strategic partnership for Payment Acceptance business: On 17 April 2025, Barclays announced it had entered into a long-term strategic partnership with Brookfield Asset Management Ltd to grow and transform Barclays' Payment Acceptance business, previously referred to as the Merchant Acquiring business

•Participation in, and Sectionalisation of, the UK Retirement Fund (UKRF): As at 30 June 2025 Barclays Bank PLC was principal employer of the UKRF with Barclays Bank UK PLC and Barclays Execution Services Limited participating employers. From 1 July 2025, the UKRF was amended to become a sectionalised scheme to meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating separate Barclays Bank and Barclays UK Sections. From that date, Barclays Bank PLC became principal employer of the Barclays Bank Section, with Barclays Execution Services Limited a participating employer, and is separated from any exposure to the Barclays UK Section. See Note 8 Retirement benefits for further details

•The UK Financial Conduct Authority (FCA) investigation concerning financial crime systems and controls and compliance with the Money Laundering Regulations: The UK FCA conducted a civil enforcement investigation into Barclays Bank PLC’s compliance with the Money Laundering Regulations and the UK FCA’s Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The UK FCA's investigation of Barclays Bank PLC focused primarily on the historical oversight and management of a customer with heightened risk. In July 2025, Barclays Bank PLC agreed a settlement for £39m with the UK FCA to resolve the investigation. The UK FCA recognised Barclays Bank PLC’s cooperation in the matter, which is now concluded

•Motor finance: There has been no change to Barclays motor finance provision in H125. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain and as a result the ultimate financial impact could be materially different to the amount provided, additional details of which are set out in Note 11 Legal, competition and regulatory matters on page 41

Barclays Bank PLC	4

Risk Management

Risk management and principal risks

The roles and responsibilities across the Barclays Bank Group, including Risk and Compliance, in the management of risk are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Barclays Bank Group, the process by which the Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The ERMF identifies ten principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays Bank PLC Annual Report 2024, which can be accessed at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period and these risks are expected to be relevant for the remaining six months of this year.

The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays Bank PLC	5

Credit Risk
Loans and advances at amortised cost by product

Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product breakdown of loans and advances at amortised cost and the impairment allowance by stage. The table also presents stage allocation of debt securities.

The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,605	59	—	42	101	254	4,960
Retail credit cards	15,975	2,231	227	205	2,663	1,615	20,253
Retail other	3,582	126	108	26	260	194	4,036
Corporate loans	106,426	7,651	72	92	7,815	1,864	116,105
Total loans and advances at amortised cost	130,588	10,067	407	365	10,839	3,927	145,354
Debt securities at amortised cost	53,918	708	—	—	708	—	54,626
Total loans and advances at amortised cost including debt securities	184,506	10,775	407	365	11,547	3,927	199,980

Impairment allowance
Retail mortgages	5	—	—	—	—	22	27
Retail credit cards	297	541	91	119	751	1,323	2,371
Retail other	12	3	—	—	3	20	35
Corporate loans	150	249	4	8	261	407	818
Total loans and advances at amortised cost	464	793	95	127	1,015	1,772	3,251
Debt securities at amortised cost	10	11	—	—	11	—	21
Total loans and advances at amortised cost including debt securities	474	804	95	127	1,026	1,772	3,272

Net exposure
Retail mortgages	4,600	59	—	42	101	232	4,933
Retail credit cards	15,678	1,690	136	86	1,912	292	17,882
Retail other	3,570	123	108	26	257	174	4,001
Corporate loans	106,276	7,402	68	84	7,554	1,457	115,287
Total loans and advances at amortised cost	130,124	9,274	312	238	9,824	2,155	142,103
Debt securities at amortised cost	53,908	697	—	—	697	—	54,605
Total loans and advances at amortised cost including debt securities	184,032	9,971	312	238	10,521	2,155	196,708

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.1	—	—	—	—	8.7	0.5
Retail credit cards	1.9	24.2	40.1	58.0	28.2	81.9	11.7
Retail other	0.3	2.4	—	—	1.2	10.3	0.9
Corporate loans	0.1	3.3	5.6	8.7	3.3	21.8	0.7
Total loans and advances at amortised cost	0.4	7.9	23.3	34.8	9.4	45.1	2.2
Debt securities at amortised cost	—	1.6	—	—	1.6	—	—
Total loans and advances at amortised cost including debt securities	0.3	7.5	23.3	34.8	8.9	45.1	1.6

1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £201.2bn and an impairment allowance of £144m. This comprises £21m impairment allowance on £200.2bn Stage 1 exposure, £4m on £0.9bn Stage 2 exposure and £119m on £124m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £405m.

Barclays Bank PLC	6

Credit Risk

		Stage 2
As at 31.12.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,537	9	—	141	150	310	4,997
Retail credit cards	17,629	2,449	256	248	2,953	1,724	22,306
Retail other	3,329	177	157	70	404	216	3,949
Corporate loans	107,194	7,944	137	66	8,147	1,654	116,995
Total loans and advances at amortised cost	132,689	10,579	550	525	11,654	3,904	148,247
Debt securities at amortised cost	47,077	3,170	—	—	3,170	—	50,247
Total loans and advances at amortised cost including debt securities	179,766	13,749	550	525	14,824	3,904	198,494

Impairment allowance
Retail mortgages	8	1	—	—	1	32	41
Retail credit cards	334	552	105	150	807	1,416	2,557
Retail other	5	1	—	—	1	25	31
Corporate loans	144	240	6	8	254	393	791
Total loans and advances at amortised cost	491	794	111	158	1,063	1,866	3,420
Debt securities at amortised cost	9	11	—	—	11	—	20
Total loans and advances at amortised cost including debt securities	500	805	111	158	1,074	1,866	3,440

Net exposure
Retail mortgages	4,529	8	—	141	149	278	4,956
Retail credit cards	17,295	1,897	151	98	2,146	308	19,749
Retail other	3,324	176	157	70	403	191	3,918
Corporate loans	107,050	7,704	131	58	7,893	1,261	116,204
Total loans and advances at amortised cost	132,198	9,785	439	367	10,591	2,038	144,827
Debt securities at amortised cost	47,068	3,159	—	—	3,159	—	50,227
Total loans and advances at amortised cost including debt securities	179,266	12,944	439	367	13,750	2,038	195,054

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	11.1	—	—	0.7	10.3	0.8
Retail credit cards	1.9	22.5	41.0	60.5	27.3	82.1	11.5
Retail other	0.2	0.6	—	—	0.2	11.6	0.8
Corporate loans	0.1	3.0	4.4	12.1	3.1	23.8	0.7
Total loans and advances at amortised cost	0.4	7.5	20.2	30.1	9.1	47.8	2.3
Debt securities at amortised cost	—	0.3	—	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	0.3	5.9	20.2	30.1	7.2	47.8	1.7
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £169.6bn and an impairment allowance of £150m. This comprises £17m impairment allowance on £168.3bn Stage 1 exposure, £7m on £1.1bn Stage 2 exposure and £126m on £130m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £420m.

Barclays Bank PLC	7

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a six-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2025	4,537	8	150	1	310	32	4,997	41
Transfers from Stage 1 to Stage 2	(82)	—	82	—	—	—	—	—
Transfers from Stage 2 to Stage 1	117	—	(117)	—	—	—	—	—
Transfers to Stage 3	(19)	—	(20)	—	39	—	—	—
Transfers from Stage 3	47	2	13	—	(60)	(2)	—	—
Business activity in the period	275	—	—	—	22	—	297	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	66	(5)	2	—	(11)	6	57	1
Final repayments	(336)	—	(8)	—	(29)	(1)	(373)	(1)
Disposals[1]	—	—	(1)	(1)	(9)	(5)	(10)	(6)
Write-offs	—	—	—	—	(8)	(8)	(8)	(8)
As at 30 June 2025	4,605	5	101	—	254	22	4,960	27

Retail credit cards
As at 1 January 2025	17,629	334	2,953	807	1,724	1,416	22,306	2,557
Transfers from Stage 1 to Stage 2	(1,181)	(40)	1,181	40	—	—	—	—
Transfers from Stage 2 to Stage 1	884	198	(884)	(198)	—	—	—	—
Transfers to Stage 3	(195)	(9)	(524)	(231)	719	240	—	—
Transfers from Stage 3	5	4	5	4	(10)	(8)	—	—
Business activity in the period	625	12	29	9	—	—	654	21
Refinements to models used for calculation[2]	—	14	—	(47)	—	1	—	(32)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,760)	(214)	(91)	368	(204)	257	(2,055)	411
Final repayments	(32)	(2)	(6)	(1)	—	—	(38)	(3)
Disposals[1]	—	—	—	—	(173)	(142)	(173)	(142)
Write-offs	—	—	—	—	(441)	(441)	(441)	(441)
As at 30 June 2025	15,975	297	2,663	751	1,615	1,323	20,253	2,371
1The £10m of gross disposals reported within Retail mortgages relate to sale of the Italian mortgage loans. The £173m of gross disposals reported within Retail credit cards relate to debt sale undertaken during the period.
2Refinements to models used for calculation reported within Retail credit cards include a £(32)m movement in the calculated ECL for the US Cards portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

Barclays Bank PLC	8

Credit Risk

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail other
As at 1 January 2025	3,329	5	404	1	216	25	3,949	31
Transfers from Stage 1 to Stage 2	(112)	—	112	—	—	—	—	—
Transfers from Stage 2 to Stage 1	63	—	(63)	—	—	—	—	—
Transfers to Stage 3	(22)	—	(30)	—	52	—	—	—
Transfers from Stage 3	23	1	—	—	(23)	(1)	—	—
Business activity in the period	895	—	—	—	5	—	900	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	774	8	86	2	58	4	918	14
Final repayments	(1,368)	(2)	(249)	—	(111)	(5)	(1,728)	(7)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(3)	(3)	(3)	(3)
As at 30 June 2025	3,582	12	260	3	194	20	4,036	35

Corporate loans
As at 1 January 2025	107,194	144	8,147	254	1,654	393	116,995	791
Transfers from Stage 1 to Stage 2	(1,916)	(9)	1,916	9	—	—	—	—
Transfers from Stage 2 to Stage 1	1,582	32	(1,582)	(32)	—	—	—	—
Transfers to Stage 3	(263)	(2)	(317)	(22)	580	24	—	—
Transfers from Stage 3	63	1	11	1	(74)	(2)	—	—
Business activity in the period	16,262	22	1,236	26	290	20	17,788	68
Refinements to models used for calculation[1]	—	(8)	—	(6)	—	—	—	(14)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	267	(16)	(166)	66	(174)	158	(73)	208
Final repayments	(16,762)	(13)	(1,428)	(33)	(166)	(40)	(18,356)	(86)
Disposals[2]	(1)	(1)	(2)	(2)	(121)	(21)	(124)	(24)
Write-offs	—	—	—	—	(125)	(125)	(125)	(125)
As at 30 June 2025	106,426	150	7,815	261	1,864	407	116,105	818
1Refinements to models used for calculation reported within Corporate loans include a £(14)m movement in the calculated ECL for the IB portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
2The £124m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.

Barclays Bank PLC	9

Credit Risk

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	(3)	—	3	—
Retail credit cards	(37)	(56)	490	397
Retail other	7	2	(2)	7
Corporate loans	7	9	160	176
ECL movement excluding disposals and write-offs[1]	(26)	(45)	651	580
ECL movement on loan commitments and other financial guarantees	(4)	(7)	(4)	(15)
ECL movement on other financial assets	4	(3)	(7)	(6)
ECL movement on debt securities at amortised cost	1	—	—	1
Recoveries and reimbursements[2]	(3)	(16)	(54)	(73)
ECL charge on assets held for sale[3]				105
Total exchange and other adjustments				283
Total income statement charge for the period				875
1In H125, gross write-offs amounted to £577m (H124: £585m) and post write-off recoveries amounted to £21m (H124: £14m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £556m (H124: £571m).
2Recoveries and reimbursements include £52m (H124: £18m) for reimbursements expected to be received under the arrangement where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts £21m (H124: £14m).
3ECL charge on assets held for sale relate to the charges on a co-branded card portfolio in USCB and the German consumer finance business.

Barclays Bank PLC	10

Credit Risk

Loan commitments and financial guarantees[1]

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2025	18	—	—	—	1	—	19	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	—	—	—	—	5	—	5	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(8)	—	—	—	—	—	(8)	—
Limit management and final repayments	(2)	—	—	—	—	—	(2)	—
As at 30 June 2025	8	—	—	—	6	—	14	—

Retail credit cards
As at 1 January 2025	112,645	34	1,648	15	10	1	114,303	50
Net transfers between stages	(989)	6	989	(6)	—	—	—	—
Business activity in the year	7,095	5	36	1	—	—	7,131	6
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,716)	(11)	(1,071)	9	—	(1)	(8,787)	(3)
Limit management and final repayments	(5,887)	(4)	(110)	(3)	—	—	(5,997)	(7)
Disposals[2]	(5,203)	—	(217)	—	(10)	—	(5,430)	—
As at 30 June 2025	99,945	30	1,275	16	—	—	101,220	46

Retail other
As at 1 January 2025	3,970	5	103	—	11	—	4,084	5
Net transfers between stages	(13)	—	12	—	1	—	—	—
Business activity in the year	363	—	—	—	—	—	363	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	196	(3)	(1)	—	(6)	—	189	(3)
Limit management and final repayments	(565)	—	(25)	—	(3)	—	(593)	—
Disposals[2]	(743)	—	(30)	—	(1)	—	(774)	—
As at 30 June 2025	3,208	2	59	—	2	—	3,269	2

Corporate loans
As at 1 January 2025	229,565	116	15,079	225	954	24	245,598	365
Net transfers between stages	(70)	23	(98)	(22)	168	(1)	—	—
Business activity in the year	52,611	23	1,166	31	68	—	53,845	54
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,388)	(29)	(1,178)	21	(261)	—	(5,827)	(8)
Limit management and final repayments	(49,930)	(14)	(1,983)	(38)	(163)	(2)	(52,076)	(54)
As at 30 June 2025	227,788	119	12,986	217	766	21	241,540	357

1 Loan commitments reported also include financial assets classified as held for sale.
2The gross disposals reported within Retail credit card and Retail other relate to the German consumer finance business; sale of which was completed in Q125.

Barclays Bank PLC	11

Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:
Management adjustments to models for impairment allowance presented by product1

	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments	Other adjustments	Management adjustments[3]	Total impairment allowance[4]	Proportion of Management adjustments to Total impairment allowance
		(a)	(b)	(a+b)
As at 30.06.2025	£m	£m	£m	£m	£m	%
Retail mortgages	24	—	3	3	27	11.1
Retail credit cards[5]	2,387	30	—	30	2,417	1.2
Retail other	37	—	—	—	37	—
Corporate loans[5]	1,187	48	(60)	(12)	1,175	(1.0)
Total	3,635	78	(57)	21	3,656	0.6
Debt securities at amortised cost	20	1	—	1	21	4.8
Total including debt securities at amortised cost	3,655	79	(57)	22	3,677	0.6

As at 31.12.2024	£m	£m	£m	£m	£m	%
Retail mortgages	38	—	3	3	41	7.3
Retail credit cards	2,630	—	(23)	(23)	2,607	(0.9)
Retail other	32	—	4	4	36	11.1
Corporate loans	1,162	—	(6)	(6)	1,156	(0.5)
Total	3,862	—	(22)	(22)	3,840	(0.6)
Debt securities at amortised cost	27	—	(7)	(7)	20	(35.0)
Total including debt securities at amortised cost	3,889	—	(29)	(29)	3,860	(0.8)

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 30.06.2025	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	30	—	30
Retail other	—	—	—	—
Corporate loans	15	33	—	48
Total	15	63	—	78
Debt securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	16	63	—	79

1Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2Includes £3.4bn (December 2024: £3.7bn) of modelled ECL, £0.4bn (December 2024: £0.3bn) of individually assessed impairments, £(0.2)bn (December 2024: £(0.3)bn) of ECL from assets held for sale (co-branded card portfolio) and £0.1bn (December 2024: £0.1bn) of ECL from non-modelled exposures and debt securities.
3Management adjustments related to other financial assets subject to impairment not included in the table above include cash collateral and settlement balances £nil (December 2024: £(1)m), reverse repurchase agreements £1m (December 2024: £(2)m) and financial assets at fair value through other comprehensive income £nil (December 2024: £(2)m) within the IB portfolio.
4Total impairment allowance consists of ECL stock on drawn and undrawn exposure.
5Economic uncertainty adjustment of £87m is split £36m in USCB (including £6m in HFS) and £51m in IB, primarily reported within Corporate loans.

Barclays Bank PLC	12

Credit Risk
Economic uncertainty adjustments

Economic uncertainty adjustments continue to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
The Barclays Bank Group continues to monitor the heightened uncertainty in the near-term macroeconomic outlook, especially in the US. The broadening range of outcomes coupled with volatile geopolitical scenarios suggest that a greater weighting than that used in the modelled ECL output should be applied to the Barclays Bank Group's Downside scenarios to reflect the macroeconomic uncertainty. In response, an uncertainty PMA of £87m (£70m net of SRT credit protection) has been introduced during the year. This adjustment reflects a point in time impact based on the balance sheet as at 30 June 2025 for the uncertainty around macroeconomic variables. It does not factor in future changes in customer utilisation or management actions the Barclays Bank Group might take to mitigate credit risk.

The total economic uncertainty adjustments as at 30 June 2025 is £79m (December 2024: £nil) and primarily includes Customer and client uncertainty provisions of £78m (December 2024: £nil):

•Retail credit cards £30m (December 2024: £nil) and Corporate loans £48m (December 2024: £nil): This adjustment is introduced during the year to provide for the elevated US macroeconomic uncertainty

Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Total other adjustments of £(57)m (December 2024: £(29)m) primarily includes:

•Retail credit cards £nil (December 2024: £(23)m): The movement is informed by the retirement of an adjustment in the US cards portfolio for high-risk account management (HRAM) accounts following model remediation during the year

•Corporate loans £(60)m (December 2024: £(6)m): The movement is driven by a recalibration adjustment to correct for Probability of Default (PD) over-prediction driven by resilient customer behaviour, underpinned by model monitoring controls

•Debt securities £nil (December 2024: £(7)m): The movement is informed by the retirement of an adjustment following model remediation

Barclays Bank PLC	13

Credit Risk
Measurement uncertainty

Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q225, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario reflects the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2025 is expected to be 0.7% and 1.9%, respectively. Labour markets in major economies soften slightly amid increased uncertainty and slower export-oriented activity. However, the weakening is contained and does not rise significantly from current levels. UK and US unemployment rates peak at 4.7% and 4.6%, respectively. Central Banks continue to loosen monetary policy albeit at a faster pace than initially anticipated given tariff-induced uncertainty.

The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. Large-scale deportation disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in net exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables) but spill also into services. The Fed initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and labour market loosens, the Fed cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.

In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.

The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increase in the Downside 1 scenario weight was driven by the deterioration in US GDP in the Baseline scenario, bringing the Baseline scenario closer to the Downside scenarios, partially offset by the impact of the increased severity of the Downside scenarios. For further details see page 17.

The Barclays Bank Group has introduced a £70m (net of SRT1 credit protection) uncertainty adjustment across the US Consumer Bank and the Investment Bank businesses as heightened uncertainty persists, including tariffs and trade uncertainty and ongoing geopolitical risk; the impacts of which are yet to be observed in customer behaviour. For further details see page 13.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1.Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance risk management capabilities.

Barclays Bank PLC	14

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30 June 2025	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	0.7	1.2	1.5	1.6	1.7
UK unemployment[2]	4.6	4.7	4.7	4.6	4.6
UK HPI[3]	2.1	2.3	2.3	3.5	3.9
UK bank rate[6]	4.1	3.8	3.8	3.8	3.9
US GDP[1]	1.9	1.4	2.0	2.0	2.0
US unemployment[4]	4.4	4.6	4.6	4.6	4.6
US HPI[5]	2.8	2.0	2.0	2.0	2.0
US federal funds rate[6]	4.3	3.6	3.6	3.8	3.8

Downside 2
UK GDP[1]	(0.2)	(3.4)	1.7	2.6	1.8
UK unemployment[2]	4.9	7.6	7.5	5.9	5.3
UK HPI[3]	(9.4)	(20.6)	1.2	18.1	10.0
UK bank rate[6]	4.0	1.4	0.2	0.8	1.5
US GDP[1]	0.9	(4.7)	(0.2)	2.3	2.3
US unemployment[4]	4.6	7.3	7.8	6.4	5.8
US HPI[5]	(1.6)	(6.6)	3.6	9.1	4.7
US federal funds rate[6]	4.5	4.1	2.4	1.4	1.2

Downside 1
UK GDP[1]	0.2	(1.1)	1.6	2.1	1.8
UK unemployment[2]	4.8	6.2	6.1	5.2	4.9
UK HPI[3]	(3.7)	(9.6)	1.7	10.7	7.0
UK bank rate[6]	4.1	3.1	2.2	2.3	2.7
US GDP[1]	1.4	(1.6)	0.9	2.1	2.1
US unemployment[4]	4.5	5.9	6.2	5.5	5.2
US HPI[5]	0.5	(2.4)	2.8	5.5	3.4
US federal funds rate[6]	4.3	3.9	2.9	2.6	2.6

Upside 2
UK GDP[1]	1.1	3.9	3.2	2.6	2.3
UK unemployment[2]	4.4	4.0	3.8	3.7	3.7
UK HPI[3]	4.4	14.2	6.8	2.7	3.8
UK bank rate[6]	4.1	3.1	2.5	2.6	2.9
US GDP[1]	2.3	3.1	2.9	2.8	2.8
US unemployment[4]	4.2	3.9	3.9	3.9	3.9
US HPI[5]	5.2	4.3	5.3	4.9	4.9
US federal funds rate[6]	4.1	2.9	2.8	2.8	2.8

Upside 1
UK GDP[1]	0.9	2.5	2.4	2.1	2.0
UK unemployment[2]	4.5	4.3	4.3	4.2	4.2
UK HPI[3]	3.2	8.1	4.5	3.1	3.9
UK bank rate[6]	4.1	3.4	3.3	3.3	3.4
US GDP[1]	2.1	2.3	2.4	2.4	2.4
US unemployment[4]	4.3	4.2	4.2	4.2	4.2
US HPI[5]	4.0	3.1	3.7	3.4	3.4
US federal funds rate[6]	4.3	3.3	3.3	3.5	3.5

1.Average Real GDP seasonally adjusted change in year.
2.Average UK unemployment rate 16-year+.
3.Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4.Average US civilian unemployment rate 16-year+.
5.Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6.Average rate.

Barclays Bank PLC	15

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 31 December 2024	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP[1]	1.0	1.4	1.5	1.6	1.5
UK unemployment[2]	4.3	4.4	4.5	4.4	4.4
UK HPI[3]	2.8	3.3	1.6	4.5	3.0
UK bank rate[6]	5.1	4.3	4.0	4.0	3.8
US GDP[1]	2.7	2.0	2.0	2.0	2.0
US unemployment[4]	4.1	4.3	4.2	4.2	4.2
US HPI[5]	6.5	2.6	2.7	3.0	3.0
US federal funds rate[6]	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP[1]	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment[2]	4.3	6.2	8.1	6.6	5.5
UK HPI[3]	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate[6]	5.1	3.5	1.7	0.6	1.1
US GDP[1]	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment[4]	4.1	5.8	7.2	6.2	5.5
US HPI[5]	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate[6]	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP[1]	1.0	(0.5)	0.1	2.1	1.9
UK unemployment[2]	4.3	5.3	6.3	5.5	5.0
UK HPI[3]	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate[6]	5.1	3.9	2.9	2.3	2.4
US GDP[1]	2.7	0.3	0.4	2.7	2.4
US unemployment[4]	4.1	5.1	5.7	5.2	4.9
US HPI[5]	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate[6]	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP[1]	1.0	3.0	3.7	2.9	2.4
UK unemployment[2]	4.3	3.8	3.4	3.5	3.5
UK HPI[3]	2.8	11.9	8.4	5.1	4.1
UK bank rate[6]	5.1	3.9	2.9	2.8	2.8
US GDP[1]	2.7	2.8	3.1	2.8	2.8
US unemployment[4]	4.1	3.8	3.5	3.5	3.5
US HPI[5]	6.5	6.2	4.7	4.8	4.9
US federal funds rate[6]	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP[1]	1.0	2.2	2.6	2.2	2.0
UK unemployment[2]	4.3	4.1	4.0	4.0	4.0
UK HPI[3]	2.8	7.6	4.9	4.8	3.5
UK bank rate[6]	5.1	4.1	3.5	3.4	3.3
US GDP[1]	2.7	2.4	2.6	2.4	2.4
US unemployment[4]	4.1	4.0	3.9	3.9	3.9
US HPI[5]	6.5	4.4	3.7	3.9	3.9
US federal funds rate[6]	5.1	4.0	3.8	3.6	3.3

1.Average Real GDP seasonally adjusted change in year.
2.Average UK unemployment rate 16-year+.
3.Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4.Average US civilian unemployment rate 16-year+.
5.Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6.Average rate.

Barclays Bank PLC	16

Credit Risk

Scenario weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30 June 2025
Scenario weighting	15.5	26.4	34.4	15.2	8.5
As at 31 December 2024
Scenario weighting	17.4	26.8	32.5	14.7	8.6
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios. For example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represent the lowest and highest cumulative position relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30 June 2025%		%	%	%	%
UK GDP[2]	14.5	10.9	1.3	(1.3)	(4.0)
UK unemployment[3]	3.7	4.2	4.6	6.5	8.4
UK HPI[4]	35.8	25.0	2.8	(13.2)	(28.1)
UK bank rate[3]	2.5	3.3	3.9	4.6	4.6
US GDP[2]	14.8	12.0	1.8	(1.4)	(5.3)
US unemployment[3]	3.9	4.1	4.5	6.5	8.4
US HPI[4]	27.1	19.0	2.2	(2.2)	(8.4)
US federal funds rate[3]	2.8	3.3	3.8	4.5	4.5

As at 31 December 2024
UK GDP[2]	15.0	11.6	1.4	0.2	(2.9)
UK unemployment[3]	3.4	3.9	4.4	6.5	8.4
UK HPI[4]	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate[3]	2.8	3.3	4.2	5.3	5.3
US GDP[2]	14.9	12.8	2.2	0.4	(2.1)
US unemployment[3]	3.5	3.8	4.2	5.9	7.5
US HPI[4]	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate[3]	2.8	3.3	4.2	5.3	5.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers Index; UK HPI (30.06.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q125 (2024: Q124).
2Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.

Barclays Bank PLC	17

Credit Risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30 June 2025%		%	%	%	%
UK GDP[2]	2.6	2.0	1.3	0.9	0.5
UK unemployment[3]	3.9	4.3	4.6	5.4	6.2
UK HPI[4]	6.3	4.6	2.8	0.9	(1.1)
UK bank rate[3]	3.0	3.5	3.9	2.9	1.6
US GDP[2]	2.8	2.3	1.8	1.0	0.1
US unemployment[3]	3.9	4.2	4.5	5.4	6.4
US HPI[4]	4.9	3.5	2.2	1.9	1.7
US federal funds rate[3]	3.1	3.6	3.8	3.3	2.7

As at 31 December 2024
UK GDP[2]	2.6	2.0	1.4	0.9	0.5
UK unemployment[3]	3.7	4.0	4.4	5.3	6.1
UK HPI[4]	6.4	4.7	3.0	0.8	(1.6)
UK bank rate[3]	3.5	3.9	4.2	3.3	2.4
US GDP[2]	2.9	2.5	2.2	1.7	1.2
US unemployment[3]	3.7	3.9	4.2	5.0	5.8
US HPI[4]	5.4	4.5	3.5	2.4	1.2
US federal funds rate[3]	3.6	4.0	4.2	3.2	2.1
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers Index; UK HPI (30.06.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q125 (2024: Q124).
25-year yearly average CAGR, starting 2024 (2024: 2023).
35-year average. Period based on 20 quarters from Q125 (2024: Q124).
45-year quarter end CAGR, starting Q424 (2024: Q423).

Barclays Bank PLC	18

Credit Risk
Assets held for sale
This table presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.06.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	4,988	55	1.1	613	139	22.7	52	42	80.8	5,653	236	4.2
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	43	1	2.3	7	2	28.6	1	1	100.0	51	4	7.8
Total	5,031	56	1.1	620	141	22.7	53	43	81.1	5,704	240	4.2

As at 31.12.24
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Management adjustments to models for impairment

Management adjustments to models for impairment
	Impairment allowance pre management adjustments	Economic uncertainty adjustments[1] (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance	Proportion of Management adjustments to Total impairment allowance
As at 30.06.2025	£m	£m	£m	£m	£m	%
Retail credit cards - US	235	6	—	6	241	2.5
Retail credit cards - Germany	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—
Corporate loans - US	4	—	—	—	4	—
Total	239	6	—	6	245	2.4
As at 31.12.2024	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany	101	—	16	16	117	13.7
Retail other - Germany	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total	463	—	33	33	496	6.7

1    Economic uncertainty adjustment of £6m (December 2024: £nil) reflects an adjustment introduced during the year to provide for the elevated US macroeconomic uncertainty and reported in Stage 2.

Barclays Bank PLC	19

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.25			Half year ended 31.12.24			Half year ended 30.06.24
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	16	20	13	20	24	17	22	27	19
Interest rate risk	15	25	5	14	21	6	16	25	9
Equity risk	8	14	5	5	12	2	6	9	4
Basis risk	5	7	4	5	6	4	6	8	4
Spread risk	5	7	4	4	7	3	5	7	4
Foreign exchange risk	4	7	2	4	7	3	4	9	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	5	8	3	4	5	2	4	5	2
Diversification effect[1]	(39)	n/a	n/a	(32)	n/a	n/a	(34)	n/a	n/a
Total management VaR	19	31	10	24	32	15	29	36	20
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR decreased 21% to £19m (H224: £24m). The decrease is due to a combination of a reduction in the size of the funded, fair value leverage loan exposure in Q1 2025, as well as an overall prudent risk positioning during the market volatility in Q2 2025.

Barclays Bank PLC	20

Treasury and Capital Risk
Funding and liquidity
Overview
The Liquidity pool increased to £220.2bn (December 2024: £179.3bn) driven by deposit growth across the businesses and increased term wholesale funding. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) Liquidity Coverage Ratio (LCR) remained well above the 100% regulatory requirement at 153.8% (December 2024: 147.9%), reflecting the increase in High Quality Liquid Assets (HQLA) relative to net cash outflows versus the year-end position.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under the Barclays Bank PLC DoLSub arrangement.
Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays-specific and market-wide stress event.

Liquidity coverage ratio
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

Barclays Bank PLC is prospectively implementing new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialises from June 2025, with the Barclays Bank PLC headline ratio expected to contract over time from recent elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Prior period comparators have been re-presented to reflect a separate change to the calculation of outflows from certain secured financing transactions that was adopted from Q1 2025. Barclays Bank PLC has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within its liquidity surplus.

As at 30 June 2025, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net cash outflows to its internal and regulatory requirements. The proportional split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group. The Barclays Bank PLC DoLSub liquidity pool was held entirely within Barclays Bank PLC.

	As at 30.06.25	As at 31.12.24
	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool	220.2	179.3

	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[1,2]	153.8	147.9
1    Represents the average of the last 12 spot month end ratios.
2    Prior period comparators have been re-presented to reflect a change to the calculation of outflows from certain secured financing transactions that was adopted from Q1 2025.

Barclays Bank PLC	21

Treasury and Capital Risk
Net Stable Funding Ratio (NSFR)
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are defined as stable sources of funding) relative to the Required Stable Funding (a measure of assets on balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter end ratios) was 114.2% at 30 June 2025, equivalent to a surplus of £46.8bn above the regulatory requirement and demonstrates Barclays Bank PLC’s stable balance sheet funding profile.

	As at 30.06.25	As at 31.12.24
Net Stable Funding Ratio[1]	£bn	£bn
Total Available Stable Funding	377.3	372.4
Total Required Stable Funding	330.5	332.9
Surplus	46.8	39.5

Net Stable Funding Ratio	114.2%	111.9%

1    Average represents the last four spot quarter end ratios.
As part of the liquidity risk appetite, Barclays Bank PLC DoLSub establishes minimum LCR, NSFR and internal liquidity stress test limits. Barclays Bank PLC DoLSub plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Barclays Bank Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays Bank PLC	22

Treasury and Capital Risk
Capital and leverage
Barclays Bank PLC capital requirements are set by the PRA at a solo-consolidated level. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval.

Further information on the risk profile will be included in the Barclays Bank PLC Interim 2025 Pillar 3 Report, expected to be published on or around 8 August 2025, and which will be available at home.barclays/investor-relations/reports-and-events.

As at 30 June 2025, the Barclays Bank PLC solo-consolidated CET1 ratio was 12.7%, which is above its minimum regulatory requirement of 10.6%.

Capital ratios[1,2]	As at 30.06.25	As at 31.12.24
CET1	12.7%	12.1%
Tier 1 (T1)	16.2%	15.1%
Total regulatory capital	18.8%	18.1%

	As at 30.06.25	As at 31.12.24
Capital resources	£m	£m
CET1 capital	27,763	26,995
T1 capital	35,493	33,787
Total regulatory capital	41,296	40,444

Risk weighted assets (RWAs)	219,137	223,648

Leverage minimum requirements are set at the sub-consolidated level for Barclays Bank PLC. The sub-consolidated group represents the Barclays Bank Group on a regulatory scope of consolidation, as approved by the PRA. As a result, the Barclays Bank PLC leverage disclosures contained within this document are presented at Barclays Bank PLC sub-consolidated level, based on capital and exposure on the last day of the quarter.

Additionally, Barclays Bank PLC sub-consolidated group is required to disclose an average UK leverage ratio based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

	As at 30.06.25	As at 31.12.24
Leverage ratio BBPLC sub-consolidated [1]	£m	£m
UK leverage ratio[3]	5.6%	5.8%
T1 capital	55,600	54,713
UK leverage exposure	991,396	946,809

Average UK leverage ratio	5.2%	5.2%
Average T1 Capital	55,127	54,645
Average UK leverage exposure	1,057,533	1,050,090
12024 comparatives for Capital, RWAs and leverage have been calculated applying the transitional arrangement in accordance with the CRR. This included IFRS 9 transitional arrangements and the grandfathering of certain capital instruments. Effective from 1 January 2025, these IFRS 9 transitional arrangements no longer applied. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 Capital.
2The Barclays Bank PLC solo-consolidated and Barclays Bank PLC sub-consolidated CET1 ratios, as are relevant for assessing against the conversion triggers in Barclays Bank PLC AT1 securities (all of which are held by Barclays PLC), were 12.7% and 16.9% respectively.
3Although the leverage ratio is expressed in terms of T1 capital, the countercyclical leverage ratio buffer (CCLB) and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against th e 0.2% countercyclical leverage ratio buffer was £2.0bn.

Barclays Bank PLC	23

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended 30.06.25	Half year ended 30.06.24
	Notes[1]	£m	£m
Interest and similar income		11,915	12,772
Interest and similar expense		(8,420)	(9,657)
Net interest income		3,495	3,115
Fee and commission income	3	4,962	4,775
Fee and commission expense	3	(1,742)	(1,527)
Net fee and commission income	3	3,220	3,248
Net trading income		4,358	3,302
Net investment (expense)/ income		(20)	15
Other income		29	14
Total income		11,082	9,694
Staff costs		(2,831)	(2,866)
Infrastructure, administration and general expenses		(3,424)	(3,199)
UK regulatory levies		(53)	(66)
Litigation and conduct		(59)	(56)
Operating expenses		(6,367)	(6,187)
Share of post-tax results of associates and joint ventures		—	1
Profit before Impairment		4,715	3,508
Credit impairment charge		(875)	(831)
Profit before tax		3,840	2,677
Tax charge		(778)	(520)
Profit after tax		3,062	2,157

Attributable to:
Equity holders of the parent		2,675	1,735
Other equity instrument holders		387	422
Profit after tax		3,062	2,157
1For notes to the Financial Statements see pages 30 to 46.

Barclays Bank PLC	24

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.25	Half year ended 30.06.24
	Notes[1]	£m	£m
Profit after tax		3,062	2,157

Other comprehensive (loss)/income that may be recycled to profit or loss[2]
Currency translation reserve	9	(1,652)	(107)
Fair value through other comprehensive income reserve	9	365	(286)
Cash flow hedging reserve	9	1,115	(169)
Other comprehensive loss that may be recycled to profit or loss		(172)	(562)

Other comprehensive income/(loss) not recycled to profit or loss[2]
Retirement benefit remeasurements	8	(194)	(97)
Own credit	9	517	(462)
Other comprehensive income/(loss) not recycled to profit or loss		323	(559)

Other comprehensive income/(loss) for the period		151	(1,121)

Total comprehensive income for the period		3,213	1,036
1For notes to the Financial Statements see pages 30 to 46.
2Reported net of tax.

Barclays Bank PLC	25

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at 30.06.25	As at 31.12.24
Assets	Notes[1]	£m	£m
Cash and balances at central banks		200,071	180,365
Cash collateral and settlement balances		146,848	113,987
Debt securities at amortised cost		54,605	50,227
Loans and advances at amortised cost to banks		8,819	8,780
Loans and advances at amortised cost to customers		133,284	136,047
Reverse repurchase agreements and other similar secured lending		7,007	3,393
Trading portfolio assets		186,243	166,244
Financial assets at fair value through the income statement		216,633	191,845
Derivative financial instruments		279,671	292,356
Financial assets at fair value through other comprehensive income		46,136	51,010
Investments in associates and joint ventures		15	14
Goodwill and intangible assets		1,212	1,425
Property, plant and equipment		1,462	1,546
Current tax assets		221	785
Deferred tax assets		3,211	4,133
Retirement benefit assets	8	2,997	3,263
Assets included in disposal groups classified as held for sale	13	5,585	9,854
Other assets		3,290	3,250
Total assets		1,297,310	1,218,524

Liabilities
Deposits at amortised cost from banks		19,347	13,252
Deposits at amortised cost from customers		306,718	306,124
Cash collateral and settlement balances		138,788	104,627
Repurchase agreements and other similar secured borrowing		23,974	29,397
Debt securities in issue		45,925	35,803
Subordinated liabilities	6	43,221	41,875
Trading portfolio liabilities		67,802	56,182
Financial liabilities designated at fair value		315,762	279,777
Derivative financial instruments		265,289	279,331
Current tax liabilities		593	404
Deferred tax liabilities		2	2
Retirement benefit liabilities	8	160	164
Provisions	7	793	736
Liabilities included in disposal groups classified as held for sale	13	—	3,726
Other liabilities		7,688	7,904
Total liabilities		1,236,062	1,159,304

Equity
Called up share capital and share premium		2,346	2,348
Other equity instruments		10,479	9,604
Other reserves	9	(953)	(1,302)
Retained earnings		49,376	48,570
Total equity		61,248	59,220

Total liabilities and equity		1,297,310	1,218,524
1For notes to the Financial Statements see pages 30 to 46.

Barclays Bank PLC	26

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 30.06.25	£m	£m	£m	£m	£m
Balance as at 1 January 2025	2,348	9,604	(1,302)	48,570	59,220
Profit after tax	—	387	—	2,675	3,062
Currency translation movements	—	—	(1,652)	—	(1,652)
Fair value through other comprehensive income reserve	—	—	365	—	365
Cash flow hedges	—	—	1,115	—	1,115
Retirement benefit remeasurements	—	—	—	(194)	(194)
Own credit	—	—	517	—	517
Total comprehensive income for the period	—	387	345	2,481	3,213
Issue and exchange of equity instruments	—	875	—	(1)	874
Other equity instruments coupons paid	—	(387)	—	—	(387)
Redemption of preference shares [3]	(2)	—	2	(270)	(270)
Employee settled Barclays PLC shares scheme	—	—	—	320	320
Vesting of Barclays PLC shares under share based payment schemes	—	—	—	(508)	(508)
Dividends paid on ordinary shares	—	—	—	(1,195)	(1,195)
Dividends paid on preference shares and other shareholders equity	—	—	—	(18)	(18)
Other reserve movements	—	—	2	(3)	(1)
Balance as at 30 June 2025	2,346	10,479	(953)	49,376	61,248

	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 31.12.24	£m	£m	£m	£m	£m
Balance as at 1 July 2024	2,348	9,875	(1,387)	48,274	59,110
Profit after tax	—	370	—	1,221	1,591
Currency translation movements	—	—	14	—	14
Fair value through other comprehensive income reserve	—	—	(188)	—	(188)
Cash flow hedges	—	—	616	—	616
Retirement benefit remeasurements	—	—	—	(201)	(201)
Own credit	—	—	(360)	—	(360)
Total comprehensive income for the period	—	370	82	1,020	1,472
Issue and exchange of other equity instruments	—	(271)	—	—	(271)
Other equity instruments coupons paid	—	(370)	—	—	(370)
Redemption of preference shares	—	—	—	—	—
Employee settled Barclays PLC share schemes	—	—	—	242	242
Vesting of Barclays PLC shares under share based payment schemes	—	—	—	(16)	(16)
Dividends paid on ordinary shares	—	—	—	(930)	(930)
Dividends paid on preference shares and other shareholders equity	—	—	—	(20)	(20)
Other reserve movements	—	—	3	—	3
Balance as at 31 December 2024	2,348	9,604	(1,302)	48,570	59,220

Barclays Bank PLC	27

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 30.06.24	£m	£m	£m	£m	£m
Balance as at 1 January 2024	2,348	10,765	(363)	47,754	60,504
Profit after tax	—	422	—	1,735	2,157
Currency translation movements	—	—	(107)	—	(107)
Fair value through other comprehensive income reserve	—	—	(286)	—	(286)
Cash flow hedges	—	—	(169)	—	(169)
Retirement benefit remeasurements	—	—	—	(97)	(97)
Own credit	—	—	(462)	—	(462)
Total comprehensive income for the period	—	422	(1,024)	1,638	1,036
Issue and exchange of other equity instruments	—	(890)	—	(92)	(982)
Other equity instruments coupon paid	—	(422)	—	—	(422)
Redemption of preference shares	—	—	—	—	—
Employee settled Barclays PLC share schemes	—	—	—	289	289
Vesting of Barclays PLC shares under share based payment schemes	—	—	—	(432)	(432)
Dividends paid on ordinary shares	—	—	—	(852)	(852)
Dividends paid on preference shares and other shareholders equity	—	—	—	(21)	(21)
Other reserve movements	—	—	—	(10)	(10)
Balance as at 30 June 2024	2,348	9,875	(1,387)	48,274	59,110

1Other equity instruments of £10,479m (December 2024: £9,604m) comprise AT1 securities issued to Barclays PLC. Barclays PLC uses funds from market issuances to purchase AT1 securities from Barclays Bank PLC. There was one issuance in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities totalling £1,174m (net of issuance cost of £12m) and one redemption for £299m (net of £1m issuance cost, transferred to retained earnings on redemption) for the period ended 30 June 2025. During the period ended 31 December 2024, there were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities totalling £970m, which includes issuance costs of £10m and two redemptions totalling £2,131m.
2Details are shown in Note 9 Other reserves on page 40.
3On 16 of June 2025, Barclays Bank PLC redeemed and cancelled the outstanding 4.75% Non-Cumulative Callable Euro Preference Series 2 Shares. The principal outstanding was EUR 319m.

Barclays Bank PLC	28

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.25	Half year ended 30.06.24
	£m	£m
Profit before tax	3,840	2,677
Adjustment for non-cash and other items	5,250	2,586
Net decrease/(increase) in loans and advances at amortised cost	1,488	(2,723)
Net increase in deposits at amortised cost	6,689	22,214
Net increase/(decrease) in debt securities in issue	10,122	(2,575)
Changes in other operating assets and liabilities	(4,572)	10,137
Corporate income tax received/(paid)	152	(66)
Net cash from operating activities	22,969	32,250
Net cash from investing activities	(1,241)	(7,383)
Net cash from financing activities	1,575	(67)
Effect of exchange rates on cash and cash equivalents	(2,633)	(1,622)
Net increase in cash and cash equivalents	20,670	23,178
Cash and cash equivalents at beginning of the period	200,695	208,412
Cash and cash equivalents at end of the period	221,365	231,590

Barclays Bank PLC	29

Financial Statement Notes
1. Basis of preparation
These condensed consolidated interim financial statements (“the financial statements”) for the six months ended 30 June 2025 have been prepared in accordance with (a) the Disclosure Guidance and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA), (b) the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland (as amended), and (c) (i) UK adopted IAS 34, Interim Financial Reporting (ii) IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB), and (iii) IAS 34, Interim Financial Reporting as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (EU). UK adopted IAS 34 and EU adopted IAS 34 are currently the same and were the same as at 31 December 2024.

The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2024. The annual financial statements for the year ended 31 December 2024 were prepared in accordance with the requirements of the Companies Act 2006 and in accordance with (i) UK-adopted international accounting standards (ii) International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB, and (iii) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU. UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2024.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2024.

i.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions which includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the Barclays Bank Group and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirements forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.

The WCR indicated that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

ii.Other disclosures
The Credit risk disclosures on pages 6 to 19 form part of these interim financial statements.

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Financial Statement Notes
2. Segmental reporting
The Barclays Bank Group segments, in addition to Head Office, are outlined below:
•UKCB: UK Corporate Bank brings together lending, trade and working capital, liquidity, payments and FX solutions for corporate clients with turnover of over £6.5m
•PBWM: Barclays Private Banking and Wealth Management provides holistic wealth and private banking solutions and is structured to service clients from across the UK wealth spectrum and grow the Private Bank franchise in selected international markets
•IB: Investment Bank incorporates the Global Markets, Investment Banking and International Corporate Banking businesses, serving FTSE 350, multinationals and financial institution clients
•USCB: US Consumer Bank represents the US credit card business, particularly focused in the partnership market as well as an online deposit franchise

Analysis of results by business
	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m
Net interest income	729	425	786	1,332	223	3,495
Non-interest income	306	292	6,567	369	53	7,587
Total income	1,035	717	7,353	1,701	276	11,082
Of which inter-segmental income/(expense)	992	921	(1,761)	(3)	(149)	—
Operating costs	(513)	(494)	(4,118)	(817)	(313)	(6,255)
UK regulatory levies	(24)	(2)	(27)	—	—	(53)
Litigation and conduct	(39)	—	(11)	(3)	(6)	(59)
Total operating expenses	(576)	(496)	(4,156)	(820)	(319)	(6,367)
Other net income[1]	—	—	—	—	—	—
Profit/(loss) before impairment	459	221	3,197	881	(43)	4,715
Credit impairment (charge)/release	(31)	11	(139)	(711)	(5)	(875)
Profit/(loss) before tax	428	232	3,058	170	(48)	3,840

As at 30.06.25	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	68.2	41.7	1,140.5	31.1	15.8	1,297.3
Total liabilities	102.2	76.3	1,028.8	23.6	5.2	1,236.1

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m
Net interest income	604	376	654	1,347	134	3,115
Non-interest income	308	272	5,905	344	(250)	6,579
Total income	912	648	6,559	1,691	(116)	9,694
Of which inter-segmental income / (expense)	1,217	1,045	(1,809)	(3)	(450)	—
Operating costs	(492)	(454)	(3,963)	(807)	(349)	(6,065)
UK regulatory levies	(30)	(3)	(33)	—	—	(66)
Litigation and conduct	—	1	(11)	(4)	(42)	(56)
Total operating expenses	(522)	(456)	(4,007)	(811)	(391)	(6,187)
Other net income[1]	—	—	—	—	1	1
Profit/(loss) before impairment	390	192	2,552	880	(506)	3,508
Credit impairment (charge)/release	(23)	3	(34)	(719)	(58)	(831)
Profit/(loss) before tax	367	195	2,518	161	(564)	2,677

As at 31.12.24	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	61.3	34.1	1,061.8	34.9	26.4	1,218.5
Total liabilities	94.7	75.0	955.6	24.5	9.5	1,159.3
Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the Barclays Bank Group. Segments which operate with a net customer deposit position contribute surplus deposits as a funding source for other Barclays Bank Group segment activities.
1    Other net income represents the share of post-tax results of associates and joint ventures.

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Financial Statement Notes

3. Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers. Refer to Note 2 Segmental reporting for information about operating segments.

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m
Fee type
Transactional	229	15	171	1,333	130	1,878
Advisory	—	166	282	—	—	448
Brokerage and execution	—	79	979	—	—	1,058
Underwriting and syndication	51	—	1,391	—	—	1,442
Other	6	2	34	—	15	57
Total revenue from contracts with customers	286	262	2,857	1,333	145	4,883
Other non-contract fee income	14	—	65	—	—	79
Fee and commission income	300	262	2,922	1,333	145	4,962
Fee and commission expense	(49)	(19)	(677)	(959)	(38)	(1,742)
Net fee and commission income	251	243	2,245	374	107	3,220

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m
Fee type
Transactional	228	16	171	1,320	160	1,895
Advisory	—	156	325	—	—	481
Brokerage and execution	—	62	777	—	—	839
Underwriting and syndication	46	—	1,391	—	—	1,437
Other	6	2	35	—	11	54
Total revenue from contracts with customers	280	236	2,699	1,320	171	4,706
Other non-contract fee income	11	—	58	—	—	69
Fee and commission income	291	236	2,757	1,320	171	4,775
Fee and commission expense	(46)	(19)	(520)	(893)	(49)	(1,527)
Net fee and commission income	245	217	2,237	427	122	3,248
Fee types

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

Barclays Bank PLC	32

Financial Statement Notes
4.Dividends on ordinary shares and preference shares

	Half year ended 30.06.25	Half year ended 30.06.24

Dividends paid during the period	£m	£m
Ordinary shares	1,195	852
Preference shares	18	21
Total	1,213	873

An interim dividend in respect of the six months ended 30 June 2025 of £1,375m was declared on 28 July 2025.

5. Fair value of financial instruments
This section should be read in conjunction with Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2024 which provides more detail regarding accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used in the period.
Valuation
The following table shows the Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.25	£m	£m	£m	£m
Trading portfolio assets	86,649	89,715	9,879	186,243
Financial assets at fair value through the income statement	7,634	202,612	6,387	216,633
Derivative financial instruments	108	277,580	1,983	279,671
Financial assets at fair value through other comprehensive income	16,589	26,403	3,144	46,136
Investment property	—	—	42	42
Total assets	110,980	596,310	21,435	728,725
Trading portfolio liabilities	(38,150)	(29,228)	(424)	(67,802)
Financial liabilities designated at fair value	(1,576)	(311,355)	(2,831)	(315,762)
Derivative financial instruments	(93)	(262,335)	(2,861)	(265,289)
Total liabilities	(39,819)	(602,918)	(6,116)	(648,853)

As at 31.12.24
Trading portfolio assets	77,581	78,548	10,115	166,244
Financial assets at fair value through the income statement	3,463	182,391	5,991	191,845
Derivative financial instruments	101	290,182	2,073	292,356
Financial assets at fair value through other comprehensive income	19,021	28,315	3,674	51,010
Investment property	—	—	9	9
Total assets	100,166	579,436	21,862	701,464
Trading portfolio liabilities	(27,033)	(28,754)	(395)	(56,182)
Financial liabilities designated at fair value	(181)	(276,355)	(3,241)	(279,777)
Derivative financial instruments	(86)	(276,064)	(3,181)	(279,331)
Total liabilities	(27,300)	(581,173)	(6,817)	(615,290)

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Financial Statement Notes
The following table shows the Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 30.06.25	Loans	Corporate debt	Asset backed securities	Government debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,468	1,843	883	1,199	—	—	—	—	—	486	9,879
Financial assets at fair value through the income statement	4,661	835	178	32	206	—	402	—	—	73	6,387
Derivative financial instruments	—	—	—	—	—	—	—	915	611	457	1,983
Financial assets at fair value through other comprehensive income	2,350	37	757	—	—	—	—	—	—	—	3,144
Investment property	—	—	—	—	—	—	—	—	—	42	42
Total assets	12,479	2,715	1,818	1,231	206	—	402	915	611	1,058	21,435
Trading portfolio liabilities	—	(36)	—	(325)	—	—	—	—	—	(63)	(424)
Financial liabilities designated at fair value	—	—	—	—	—	(1,575)	(1,240)	—	—	(16)	(2,831)
Derivative financial instruments	—	—	—	—	—	—	—	(774)	(1,349)	(738)	(2,861)
Total liabilities	—	(36)	—	(325)	—	(1,575)	(1,240)	(774)	(1,349)	(817)	(6,116)

As at 31.12.24	Loans	Corporate debt	Asset backed securities	Government debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,146	1,590	991	1,018	—	—	—	—	—	370	10,115
Financial assets at fair value through the income statement	3,991	913	139	35	219	—	539	—	—	155	5,991
Derivative financial instruments	—	—	—	—	—	—	—	1,193	477	403	2,073
Financial assets at fair value through other comprehensive income	2,858	47	757	12	—	—	—	—	—	—	3,674
Investment property	—	—	—	—	—	—	—	—	—	9	9
Total assets	12,995	2,550	1,887	1,065	219	—	539	1,193	477	937	21,862
Trading portfolio liabilities	—	(374)	(6)	—	—	—	—	—	—	(15)	(395)
Financial liabilities designated at fair value	—	—	—	—	—	(1,842)	(1,379)	—	—	(20)	(3,241)
Derivative financial instruments	—	—	—	—	—	—	—	(1,013)	(1,219)	(949)	(3,181)
Total liabilities	—	(374)	(6)	—	—	(1,842)	(1,379)	(1,013)	(1,219)	(984)	(6,817)
1 Other products include funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.
Assets and liabilities transferred between Level 1 and Level 2
During the six-month period ended 30 June 2025 there were no material transfers between Level 1 and Level 2 (year ended 31 December 2024: no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the six-month period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability transfers between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

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Financial Statement Notes

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.25					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.25
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	4,125	(3,524)	—	(1,147)	136	—	—	439	(265)	9,879
Financial assets at fair value through the income statement	5,991	2,388	(1,170)	—	(469)	(117)	(19)	—	63	(280)	6,387
Financial assets at fair value through other comprehensive income	3,674	566	(1,399)	—	(6)	3	29	—	277	—	3,144
Investment property	9	33	—	—	—	—	—	—	—	—	42
Trading portfolio liabilities	(395)	(46)	28	—	—	37	—	—	(57)	9	(424)
Financial liabilities designated at fair value	(3,241)	—	91	(617)	31	88	—	—	(179)	996	(2,831)
Net derivative financial instruments[1]	(1,108)	(19)	249	—	2	166	1	—	(34)	(135)	(878)
Total	15,045	7,047	(5,725)	(617)	(1,589)	313	11	—	509	325	15,319

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.24					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.24
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,509	3,113	(1,007)	—	(714)	(7)	—	—	1,046	(214)	8,726
Financial assets at fair value through the income statement	5,368	2,732	(1,006)	—	(282)	(6)	34	—	290	(106)	7,024
Financial assets at fair value through other comprehensive income	776	1,854	(42)	—	—	1	11	—	—	(200)	2,400
Investment property	2	—	(1)	—	—	—	—	—	—	—	1
Trading portfolio liabilities	(368)	(28)	17	—	—	18	—	—	(30)	6	(385)
Financial liabilities designated at fair value	(1,212)	1	9	(628)	16	(27)	—	—	(881)	248	(2,474)
Net derivative financial instruments[1]	(1,113)	(181)	33	(19)	(171)	(193)	—	—	21	109	(1,514)
Total	9,962	7,491	(1,997)	(647)	(1,151)	(214)	45	—	446	(157)	13,778
1Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £1,983m (June 2024: £2,821m) and derivative financial liabilities were £(2,861)m (June 2024: £(4,335)m.
2Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

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Financial Statement Notes
Unrealised gains and losses on Level 3 assets and liabilities
The following table discloses the unrealised gains and losses recognised in the six-month period arising on Level 3 assets and liabilities held at the period end:

	Half year ended 30.06.25				Half year ended 30.06.24
	Income statement		Other comprehensive income	Total	Income statement		Other comprehensive income	Total
	Trading income[1]	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	21	—	—	21	(2)	—	—	(2)
Financial assets at fair value through the income statement	(117)	(20)	—	(137)	15	30	—	45
Financial assets at fair value through other comprehensive income	3	28	—	31	(2)	11	—	9
Investment property	—	—	—	—	—	—	—	—
Trading portfolio liabilities	34	—	—	34	17	—	—	17
Financial liabilities designated at fair value	86	—	—	86	(29)	—	—	(29)
Net derivative financial instruments	165	1	—	166	(191)	—	—	(191)
Total	192	9	—	201	(192)	41	—	(151)
1Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Current period valuation and sensitivity methodologies are consistent with those described within Note 16 Fair value of financial instruments in the Barclays Bank PLC Annual Report 2024.

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)
	As at 30.06.25				As at 31.12.24
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Loans	261	38	(260)	(38)	577	43	(742)	(43)
Corporate debt	77	1	(49)	(1)	87	—	(56)	—
Asset backed securities	83	8	(57)	(8)	57	4	(40)	(4)
Government debt	54	—	(62)	—	47	—	(56)	—
Private equity investments	27	—	(27)	—	28	—	(28)	—
Interest rate derivatives	85	—	(158)	—	98	—	(212)	—
Equity derivatives	221	—	(261)	—	199	—	(269)	—
Other Products[1]	81	—	(96)	—	91	—	(104)	—
Total	889	47	(970)	(47)	1,184	47	(1,507)	(47)
1 Other products includes funds and fund linked products, equity cash products, credit derivatives and foreign exchange derivatives.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £936m (December 2024: £1,231m) or to decrease fair values by up to £1,017m (December 2024: £1,554m) with substantially all of the potential effect impacting profit and loss rather than reserves.

Barclays Bank PLC	36

Financial Statement Notes
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with those set out in Note 16 Fair value of financial instruments in the Barclays Bank PLC Annual Report 2024.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.25	As at 31.12.24
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(523)	(529)
Uncollateralised derivative funding	28	19
Derivative credit valuation adjustments	(189)	(184)
Derivative debit valuation adjustments	117	108
•Exit price adjustments derived from market bid-offer spreads decreased by £6m to £(523)m.
•Uncollateralised derivative funding increased by £9m to £28m as a result of change in underlying moves in the exposure profile of the derivative portfolio in scope and input funding spreads.
•Derivative credit valuation adjustments increased by £5m to £(189)m as a result of change in underlying moves in the exposure profile of the derivative portfolio in scope and input credit spread.
•Derivative debit valuation adjustments increased by £9m to £117m as a result of change in underlying moves in the exposure profile of the derivative portfolio in scope and input Barclays Bank PLC credit spread.
Portfolio exemption
The Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Financial instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that is yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £260m (December 2024: £267m) for financial instruments measured at fair value and £16m (December 2024: £17m) for financial instruments carried at amortised cost. There are additions and FX revaluation of £47m (December 2024: £177m) and amortisation and releases of £54m (December 2024: £104m) in amounts attributable to financial instruments measured at fair value and additions of £nil (December 2024: £nil) and amortisation and releases of £1m (December 2024: £1m) in amounts attributable to financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,004m (December 2024: £4,844m).

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Financial Statement Notes
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 16 Fair value of financial instruments in the Barclays Bank PLC Annual Report 2024.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.25		As at 31.12.24
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	54,605	54,126	50,227	49,400
Loans and advances at amortised cost	142,103	143,378	144,827	146,369
Reverse repurchase agreements and other similar secured lending	7,007	7,007	3,393	3,393

Financial liabilities
Deposits at amortised cost	(326,065)	(326,126)	(319,376)	(319,135)
Repurchase agreements and other similar secured borrowing	(23,974)	(23,974)	(29,397)	(29,397)
Debt securities in issue	(45,925)	(45,869)	(35,803)	(35,745)
Subordinated liabilities	(43,221)	(45,083)	(41,875)	(43,030)
6. Subordinated liabilities

	Half year ended 30.06.25	Year ended 31.12.24
	£m	£m
Opening balance as at 1 January	41,875	35,903
Issuances	5,379	11,222
Redemptions	(2,371)	(5,067)
Other	(1,662)	(183)
Closing balance	43,221	41,875

Designated at fair value (Note 5)	550	537
Total subordinated liabilities	43,771	42,412
Issuances of £5,379m comprise £4,710m intra-group loans from Barclays PLC and £669m EUR 4.616% Fixed Rate Resetting Subordinated Callable Notes issued to Barclays PLC.
Redemptions of £2,371m comprise £2,256m intra-group loans from Barclays PLC and £115m SGD 3.750% Fixed Rate Resetting Subordinated Callable Notes issued to Barclays PLC.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

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Financial Statement Notes
7. Provisions

	As at 30.06.25	As at 31.12.24
	£m	£m
Customer redress	16	13
Legal, competition and regulatory matters	86	58
Redundancy and restructuring	102	87
Undrawn contractually committed facilities and guarantees	405	420
Sundry provisions	184	158
Total	793	736
8. Retirement benefits
As at 30 June 2025, the Barclays Bank Group’s IAS 19 net retirement benefit assets were £2.8bn (December 2024: £3.1bn). The UK Retirement Fund (UKRF), which is the Barclays Bank Group’s main scheme, had an IAS 19 net surplus of £2.9bn (December 2024: £3.2bn). The movement for the UKRF was mainly driven by actual price inflation being higher than assumed.

The UKRF annual funding update as at 30 September 2024 showed a surplus of £1.75bn compared to £2.02bn at 30 September 2023.

Participation in, and Sectionalisation of, the UKRF

As at 30 June 2025, Barclays Bank PLC was the principal employer of the UKRF, with Barclays Bank UK PLC and Barclays Execution Services Limited as participating employers.

From 1 July 2025, the UKRF was amended to become a sectionalised scheme to meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections - the Barclays Bank Section and the Barclays UK Section. From 1 July 2025, Barclays Bank PLC became the principal employer of the Barclays Bank Section, with Barclays Execution Services Limited as a participating employer. The sectionalisation and associated steps mean that the Barclays Bank Group is separated from any exposure to the Barclays UK Section of the UKRF, for which Barclays Bank UK PLC is responsible as the principal and sole participating employer.

Based on 31 May 2025 data, £734m of the UKRF assets were provisionally allocated in July 2025 to the Barclays UK Section, along with £678m of corresponding benefit obligation relating to Barclays Bank UK PLC eligible employees, leading to a transfer of provisional net retirement benefit asset of £56m to Barclays Bank UK PLC. These amounts will be updated in September 2025, once final asset and membership data is received. The final allocation of assets and liabilities to the Barclays UK Section is expected to result in a settlement loss impacting profit before tax for the Barclays Bank Group recognised in Q325.

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Financial Statement Notes
9. Other reserves

	As at 30.06.25	As at 31.12.24
	£m	£m
Currency translation reserve	2,038	3,690
Fair value through other comprehensive income reserve	(1,316)	(1,681)
Cash flow hedging reserve	(1,333)	(2,448)
Own credit reserve	(540)	(1,059)
Other reserves	198	196
Total	(953)	(1,302)
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.
As at 30 June 2025, there was a cumulative gain of £2,038m (December 2024: £3,690m gain) in the currency translation reserve, a loss during the period of £1,652m (December 2024: £93m loss). This principally reflects GBP appreciation against USD during the period.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the cumulative unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.
As at 30 June 2025, there was a cumulative loss of £1,316m (December 2024: £1,681m loss) in the fair value through other comprehensive income reserve. The gain during the period of £365m (2024: £474m loss) was principally driven by a £427m gain (2024: £522m loss) from the movement in fair value of bonds due to changes in bond yields and net loss of £82m (2024: £134m gain) transferred to the income statement and a tax charge of £141m (2024: tax credit £181m).
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2025, there was a cumulative loss of £1,333m (December 2024: £2,448m loss) in the cash flow hedging reserve. The £1,115m gain in the period (2024: £447m gain) is principally driven by £911m gain (2024: £1,142m loss) from fair value movements on interest rate swaps as major interest rate forward curves decreased (2024: increased), £628m of accumulated losses transferred to the income statement (2024: £1,699m losses) and a tax charge of £431m (2024: tax charge of £154m).
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2025, there was a cumulative loss of £540m (December 2024: £1,059m loss) in the own credit reserve and a gain during the period of £519m (2024: £819m loss). This principally reflects a £709m gain (2024: £1,131m loss) from the widening of credit spreads partially offset by a tax charge of £194m (2024: tax credit of £309m).
Other reserves
As at 30 June 2025, there was a cumulative gain of £198m (December 2024: £196m gain) in other reserves.

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Financial Statement Notes
10. Contingent liabilities and commitments

	As at 30.06.25	As at 31.12.24
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	16,860	16,814
Performance guarantees, acceptances and endorsements	9,880	9,751
Total	26,740	26,565

Commitments
Documentary credits and other short-term trade related transactions	1,252	1,433
Standby facilities, credit lines and other commitments[1]	336,878	352,344
Total	338,130	353,777
1 Includes exposures relating to financial assets classified as assets held for sale.

Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on the Barclays Bank Group relating to legal and competition and regulatory matters can be found in Note 11 below.
11. Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgements in accordance with the relevant accounting policies applicable to Note 7 Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.

Proceedings relating to certain advisory services agreements

In 2023, Barclays Bank PLC received requests for arbitration from two Jersey special purpose vehicles connected to PCP International Finance Limited asserting claims in relation to the October 2008 capital raising. This matter is now concluded, and there are no other outstanding matters relating to the advisory services agreements.
Civil actions related to LIBOR and other benchmarks

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
US civil actions related to LIBOR

Multiple civil actions have been filed in the US against the Barclays Bank Group and other banks alleging manipulation of USD LIBOR, Sterling LIBOR and the LIBOR benchmark that was administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE LIBOR).

With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates remains pending in the Southern District of New York (SDNY) seeking unspecified damages. Barclays Bank PLC has moved for summary judgment in this action, and briefing on that motion was completed in January 2025. The other action has settled. The settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.

With respect to Sterling LIBOR, consolidated class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, manipulation of the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were dismissed in 2018. Oral argument on the plaintiffs’ appeal of that dismissal was heard by the US Court of Appeals for the Second Circuit (Second Circuit) in April 2024.

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Financial Statement Notes
With respect to ICE LIBOR, in August 2020, a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR brought an action against Barclays Bank PLC and other financial institutions alleging Antitrust Act violations. The defendants’ motion to dismiss the case was granted in 2022. The US Court of Appeals for the Ninth Circuit affirmed the dismissal in December 2024. The plaintiffs’ petition for US Supreme Court review was denied in June 2025, concluding the matter.
Non-US benchmarks civil actions

The remaining UK claim, issued in 2017, against Barclays Bank PLC and other banks in connection with alleged manipulation of LIBOR has now settled. The settlement is not material to the Group’s operating results, cash flows or financial position. Proceedings have also been brought in Spain, Italy and Israel relating to alleged manipulation of LIBOR and EURIBOR. The proceedings in Israel have concluded.
Foreign exchange civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands, Israel, Brazil and Australia. In the Australia and Israel proceedings, settlements in principle have been agreed subject to court approval.

The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022 and in 2023, the Court of Appeal overturned the CAT’s decision and found that the claim should be certified on an opt-out basis. The UK Supreme Court heard arguments in April 2025, concerning the appeal brought by Barclays and the other financial institutions involved.
Metals-related civil actions

A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil action

There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and in January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff has requested review by the New York State Court of Appeals.
Government and agency securities civil actions
Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants: (i) conspired to manipulate the US Treasury securities market; and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in 2021 and the plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal. The plaintiffs did not seek US Supreme Court review, thereby concluding the matter.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.

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Financial Statement Notes

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California and the matter is in discovery. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action. The defendants are appealing this decision.
Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action in the US. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021, which the plaintiffs appealed. In July 2024, the Second Circuit vacated the judgment and remanded the case to the SDNY, where the plaintiffs filed a second amended complaint in September 2024. The defendants have filed a motion to dismiss.
Credit Default Swap civil action

A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In January 2024, the SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in May 2025. The case has returned to New Mexico federal court.
Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one putative class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The parties have reached a settlement of the class action, which received final court approval and has been paid. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position. The individual claims are proceeding separately in the SDNY.
BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In 2021, the trial court entered judgment in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. In 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties filed cross-motions on the scope of trial. In January 2024, the court ruled in Barclays’ favour. In December 2024, the appellate court reversed the trial court’s judgment.
Civil actions in respect of the US Anti-Terrorism Act

Eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

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Financial Statement Notes
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment is fully briefed. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action

In 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff appealed the First Judicial Department’s decision to the New York Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter.
Skilled person review in relation to historical timeshare loans and associated matters

Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historical affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historical lending to ascertain whether its practices caused customer harm and has remediated any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations. This matter is now concluded.
Motor finance commission arrangements

In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. Barclays is cooperating fully with the FCA’s skilled person review, the outcome of which is unknown. This review follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against CFS in relation to commission arrangements and disclosure in the sale of motor finance products, and a number of complaints and court claims, including some against CFS.

In April 2024, CFS filed a judicial review challenge in the High Court against the FOS’s decision in relation to commission arrangements and disclosure in the sale of motor finance products. In December 2024, the High Court ruled against CFS. CFS has appealed the decision to the English Court of Appeal.

Separately, in October 2024, the English Court of Appeal issued judgment against the lenders in three motor finance commissions cases. CFS is not a party to this litigation. The Supreme Court heard an appeal of these cases in April 2025 and judgment is yet to be issued. In light of the English Court of Appeal decision and onward appeal to the UK Supreme Court, the FCA extended its pause on complaints to include all motor finance commissions, not just discretionary commission arrangements.

CFS ceased operating in the motor finance market in late 2019. In 2020, CFS was transferred from Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFS.
Over-issuance of securities in the US

In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements.

In 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants’ motion to dismiss the case was granted in part and denied in part in February 2024. The parties reached a settlement in respect of such lawsuit, which has received final court approval and has been paid, concluding the matter. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position.

Barclays Bank PLC	44

Financial Statement Notes

In addition, holders of VXX ETNs have brought a purported class action in federal court in New York against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays’ motion to dismiss was granted in March 2025. The plaintiffs’ motion for reconsideration was denied in June 2025. The plaintiffs are appealing the decision.

In March 2024, a putative class action was filed in federal court in New York against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays’ motion to dismiss was granted in March 2025. The plaintiff is appealing the decision.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays appealed HMRC’s decisions to the First-Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the on-going VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. In respect of the ongoing VAT payments, the court upheld HMRC’s denial of the VAT grouping in August 2024. Barclays has appealed this decision to the Upper Tribunal.

FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations

The FCA conducted civil enforcement investigations into Barclays Bank PLC’s and Barclays Bank UK PLC’s compliance with the Money Laundering Regulations and the FCA’s Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation of Barclays Bank PLC focused primarily on the historical oversight and management of a customer with heightened risk. In July 2025, Barclays Bank PLC agreed a settlement with the FCA to resolve the investigation. At the same time, Barclays Bank UK PLC reached a settlement with the FCA in a separate investigation concerning the onboarding of a client money account for an FCA-regulated firm. The FCA recognised Barclays’ cooperation in both matters, which are now concluded.

UK bank levy

In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’ interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Engagement with HMRC is at an early stage and assessments have not yet been issued.

General

The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

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Financial Statement Notes
At the present time, the Barclays Bank Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
12. Related party transactions
Related party transactions in the half year ended 30 June 2025 were similar in nature to those disclosed in the Barclays Bank PLC Annual Report 2024. No related party transactions that have taken place in the half year ended 30 June 2025 have materially affected the financial position or performance of the Barclays Bank Group during this period, and there have been no changes to the related party transactions described in the Barclays Bank PLC Annual Report 2024 that have materially affected the financial position or the performance of the Barclays Bank Group during this period.
13. Assets and liabilities included in disposal group classified as held for sale

Barclays has decided not to bid to become the sole issuer for a co-branded card portfolio in USCB, leading to its transfer in H1 2026. This portfolio held within USCB is expected to be sold at a premium.

The perimeter of the disposal group has been accounted for in line with the requirements of IFRS5 as at 30 June 2025. A detailed analysis of the disposal group is presented below. The 2025 disposal group includes the US Cards portfolio within USCB. The 2024 disposal group includes the US Cards portfolio within USCB and the German Consumer Finance Business within Head Office that Barclays Bank Ireland PLC announced has been sold during the period.

	As at 30.06.25	As at 31.12.24
Assets included in disposal groups classified as held for sale	£m	£m
Loans and advances to customers	5,464	9,544
Intangible assets	10	25
Property, plant and equipment	—	24
Other assets	111	261
Total assets classified as held for sale	5,585	9,854

Liabilities included in disposal groups classified as held for sale
Deposits from customers	—	3,647
Other liabilities	—	77
Provisions	—	2
Total liabilities classified as held for sale	—	3,726

Net assets classified as held for sale	5,585	6,128

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Other Information

				% Change[2]
Exchange rates[1]	30.06.25	31.12.24	30.06.24	31.12.24	30.06.24
Period end - USD/GBP	1.37	1.25	1.26	10%	9%
6 month average - USD/GBP	1.30	1.28	1.26	2%	3%
3 month average - USD/GBP	1.34	1.28	1.26	5%	6%
Period end - EUR/GBP	1.17	1.21	1.18	(3)%	(1)%
6 month average - EUR/GBP	1.19	1.18	1.19	1%	—%
3 month average - EUR/GBP	1.18	1.20	1.18	(2)%	—%

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.
1The average rates shown above are derived from daily spot rates during the period.
2The change is the impact to GBP reported information.

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Glossary of Terms
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify the required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides Discretionary Portfolio Management or Advisory services.  Total Assets Under Management excludes uninvested cash held under an investment mandate.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ In accordance with the PRA Rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV =

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((loan 1 balance x MTM LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland PLC’ Barclays Bank Ireland PLC, also known as Barclays Europe and BBI.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal Banking, Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.

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‘Bounce Back Loan Scheme (BBLS)’ A UK government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanies the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel 3.1 in the European Union.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Cash Ratio Deposit scheme’ A scheme that previously funded the BoE's monetary policy and financial stability functions, until it was replaced with the BoE levy scheme on 1 March 2024.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Client assets and liabilities’ Customer deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFS)' This houses Barclays’ point-of-sale finance business and trades as Barclays Partner Finance.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.

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‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ The total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of Common Equity Tier 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted Countercyclical Capital Buffer set by the Financial

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Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ BoE scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The BoE provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

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‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as Own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a Delegated Act of the European Commission. In June 2025 the European Commission proposed a further delay to January 2027.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

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‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB) credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the Group’s reputation; regulatory breaches; and/or financial penalties.
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

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Glossary of Terms
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of Basel III and applicable to banks’ wholesale trading activities.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FVOCI’ Fair value through other comprehensive income.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20 February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of Barclays UK, Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the European Union (Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

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‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office also includes the German consumer finance business (sold early Q1 2025), and the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with Brookfield Asset Management Ltd has been announced in April 2025.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £346m from the acquisition of Tesco Bank.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest

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payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘International Corporate Bank’ Provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Invested assets’ Assets under management and supervision.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each key risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.

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‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.

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‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or these rules and regulations as they form part of UK law pursuant to the UK transposition of the Directive and the European Union (Withdrawal) Act 2018 (as amended). An institution’s MREL requirement is set by its resolution authority.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ The net inflows and outflows of client balances within Discretionary Portfolio Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.
‘Net new assets under management’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The

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required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the Own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

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‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk, operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the regulator.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

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‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5a) of EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a reverse repurchase agreement or reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

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‘Risks not in VaR (RNIVs)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.

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‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the United States to safeguard against corporate governance scandals.
‘Secondary Stress Tests’ Secondary Stress Tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article 153(5) of CRR.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed in the UK. Since 1 January 2022, software assets are fully deducted from CET 1 capital under UK rules.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.

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‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ Reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

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‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘Tesco Bank’ The retail banking business acquired from Tesco Personal Finance plc on 1 November 2024, which includes credit cards, unsecured personal loans, savings and operating infrastructure.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 (CET1) capital and Additional Tier 1 (AT1) capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.

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‘UK leverage exposure’ Calculated as per the PRA Rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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